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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X            Form 40-F
                             -----                    -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                             ----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                             ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes                No   X
                             -----             -----

       If "Yes" is marked, indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-          .
                                                           ----------

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CONSUMMATION OF SMALL-SCALE SHARE EXCHANGE

     In June 22, 2004, we acquired 108,438,628 shares of common stock of Chohung Bank that we previously did not own through a small scale share swap pursuant to Korean laws. As a result, our share ownership in Chohung Bank increased to 100%. In connection with this share swap, we issued 14,682,590 new shares of our common stock to the existing shareholders of Chohung Bank in exchange for the shares of Chohung Bank's common stock, of which 8,985,567 shares of our common stock was acquired by Chohung Bank pursuant to the exercise of dissenters' rights by certain shareholders of Chohung Bank. Following this transaction, the total number of shares of our common stock increased to 309,083,890 shares. Under the Financial Holding Company Act of Korea, the voting rights relating to the 8,985,567 shares of our common stock currently held by Chohung Bank in treasury are restricted. The newly issued 14,682,590 shares of our common stock are expected to be listed on the Korea Stock Exchange in July 2004.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                               SHINHAN FINANCIAL GROUP CO., LTD.


                                               By   /s/ Byung Jae Cho
                                               ---------------------------------
                                               Name:  Byung Jae Cho
                                               Title: Chief Financial Officer

Date : June 24, 2004